

July 6, 2011

<u>Via E-mail</u>
Zoltan Nagy
President
Starflick.com
1361 Peltier Drive
Point Roberts, WA 98281

> **Re:** **Starflick.com**
> **Registration Statement on Form S-1**
> **Filed June 10, 2011**
> **File No. 333-174833**

Dear Mr. Nagy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have indicated that you are not a "shell company" as defined in Rule 12b-2 of the Securities Exchange Act of 1934. Please provide us with your basis for this determination, or alternatively, please revise to reflect that you are a shell company.

2. Please revise throughout to clarify that Mr. Nagy is the sole officer and director. We note references throughout your filing to your "officers" and "directors."

<u>Front Cover Page of the Registration Statement</u>

3. Please revise to include your IRS Employer Identification Number and the approximate date of commencement of the proposed sale to the public.

Outside Front Cover Page of the Prospectus, page 3

4. Please revise the first sentence to clarify that there currently is no public market for your common stock and add this disclosure in your Summary of Our Offering section.

5. Please revise to remove the statement that the "SEC staff generally defines 'promptly' as a period of up to three days" here and on page 14.

6. Please provide the legend required by Item 501(b)(10) of Regulation S-K, or confirm that you will not use the prospectus prior to the effective date of the registration statement.

Summary of Our Offering, page 5

Our business, page 5

7. Please revise to disclose your date of incorporation here.

8. Please include in one of your introductory paragraphs your assets and losses for the most recent audited period and the amount of funds needed to accomplish your business plan. Also, disclose the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern.

9. Please revise to include your monthly "burn rate," the amount of expenses you expect to incur during the 270 days of the offering, and the source of such funds.

10. Please revise to disclose that you intend to develop a website that will solicit short films that you then hope to develop into screenplays and then into feature length films and that you intend to purchase screenplays that you hope to develop into feature length films. In addition, please disclose that Mr. Nagy, your sole employee, will only be devoting approximately 15 hours per week to your business, that he has no experience with identifying commercially viable screenplays and lacks experience developing screenplays and securing production financing.

11. Please revise to clarify what you mean by "low-budget" films by providing quantitative information. In addition, please revise this section to include the disclosure on page 19 that you "will not be able to produce a feature film with the proceeds of this offering, regardless of the amount raised, without additional outside financing and cost deferral." Finally, please provide a brief summary of how you intend to obtain this financing and clarify that there is no guaranty that you will be able to obtain such financing.

12. Please revise to disclose that you do not intend to begin operations until 100 days after the completion of the offer or advise.

13. Please revise the third sentence in this section to clarify the anticipatory nature of your proposed operations by removing the phrase "we are in the business of."

14. Please revise to reconcile the last sentence in the first paragraph that includes acquiring film rights as one of your business activities to date with the second sentence in the second paragraph that states that the "only operations you have engaged in is planning [your] website and the development of a business plan."

The Offering, page 5

15. Please revise to include the minimum amount of shares in this offering.

Risk Factors, page 7

16. Please revise to add risk factors that discuss the additional costs you will incur as a public company, the risk that it may not be possible for you to have adequate internal controls because one person occupies all of the corporate positions, the risk that there may not be funds available for net income because the sole director and officer will determine his salary and perquisites and the risk that your investors will lose their entire investment if you are unable to raise the additional financing that you require to produce a feature film as it seems that you will be unable to produce a feature film with only the proceeds of this offering or explain why these risk factors are not necessary.

We are solely dependent upon the funds to be raised in this offering to start our business, page 7

17. We note your disclosure here and in risk factor nine on page eight that you may need additional funds to achieve your business goals. Please revise to clarify that you will need additional funds to achieve your business goals, and please revise to include a risk factor to discuss the recent economic conditions and what impact these current market conditions may have on your ability to obtain additional financing or explain why this is not necessary. In addition, to the extent that you may sell additional shares of common stock to obtain financing, please disclose and discuss the risk of dilution.

18. Please revise to clarify what you mean by "the gathering of information for our database."

Because we have only one officer and director who has no formal training, page 9

19. Please revise to remove your statement that, "because of the small size of [your] expected operations, [you] believe that he will be able to monitor the controls he will have created and will be accurate in assembling and providing information to investors" as this statement negates the disclosed risk.

Use of Proceeds, page 10

20. Please reconcile your disclosure in the table on page 10 that indicates that your offering expenses are $30,000 with your disclosure in the first sentence on page 11.

21. Please revise the third sentence in the first paragraph on page 11 to clarify what you mean by your disclosure that your offering expenses will be reduced by the amount paid to Mr. Nagy.

22. Please reconcile your disclosure in the first paragraph on page 11 that "in no event will the amounts reimbursed to Mr. Nagy plus the offering expenses set forth above exceed $30,000" with your disclosure at the end of the paragraph that "Mr. Nagy has advanced the sum of $35,434, all of which is reimbursable."

23. Please revise to disclose how much of the $35,434 that Mr. Nagy has advanced to you is for offering expenses.

24. Please clarify whether the Options to Acquire Film Rights category in the table is the same as the Options to Acquire Literary Properties in the second paragraph on page 11, and reconcile accordingly.

Dilution of the Price You Pay for Your Shares, page 12

25. Please revise the first sentence in the fourth paragraph in this section to remove the inference that if 2,000,000 shares are sold, an investor will individually own 28.58% of your common stock. Similarly, please revise the first sentence in the sixth paragraph in this section and the first sentence in the second paragraph on page 13.

Plan of Distribution; Terms of the Offering, page 14

26. Please revise the last sentence in the first paragraph of this section to clarify that, after you have sold the minimum number of shares in this offering, you will immediately use the funds from the offering or advise.

27. Please revise your disclosure to clarify that the changes noted in the bullet points on pages 14 and 15 are not the only changes that might give an investor a right to a refund of the purchase price.

28. Please revise the first paragraph after the bullet point to state that material changes will be reflected in a post-effective amendment.

29. We note your disclosure on page 15 that you will not utilize the Internet to advertise this offering. However, we note that your website states that "[n]ews about investment

opportunities with StarFlick will be posted here soon [and] [p]lease check back with us again, or feel free to contact us anytime." Please advise.

Offering Period and Expiration Date, page 16

30. Please revise to describe the start of the offering based upon the effective date of the registration statement.

Management's Discussion and Analysis or Plan of Operation, page 17

31. Please revise to clarify what you mean in your disclosure in the fourth paragraph in this section on page 17 that "[i]f [you] are unable to secure enough suppliers of products at suitably low pricing or enough customers willing to buy the products at higher than the price [you] have negotiated with [your] suppliers, you may quickly use up the proceeds from the minimum amount of money in this offering" as this disclosure does not seem to be related to your intended business of developing, producing, marketing and distributing low-budget feature-length films.

32. We note your disclosure on page 18 that "[i]f [you] raise the minimum amount of money from this offering, it will last a year but with limited funds available to develop growth strategy" and that "[i]f you raise the maximum amount, [you] believe the money will last a year and also provide funds for growth strategy." However, your Use of Proceeds section does not seem to identify funds for your growth strategy. Please revise or advise. In addition, please revise to clarify that there is no guaranty that the funds raised in this offering, whether the maximum or minimum amount, will last a year.

Plan of Operation, page 18

33. Please revise to disclose a description of each material step you have taken in order to begin your intended business. In this regard, we note your disclosure on page F-5 regarding $20,434 used for website development.

34. Please revise to clarify what you mean by "commercially successful" in the first sentence of this section as this term is subjective.

35. We note that you intend to purchase exclusive options to acquire an existing screenplay and to commission a screenplay based on a short film submission to your website by January 1, 2012. However, you disclose that your website will not be fully operational until January 1, 2012. Please advise or revise.

36. We note your disclosure on page 18 that your president will advance sufficient funds to complete the development of your website and screenplays. Please reconcile your disclosure on page 18 regarding such advancement of funds with your disclosure on page

6 that "[your] officers and directors are unwilling to loan or advance any additional capital to [you], except to prepare and file reports with the SEC."

37. Please reconcile your disclosure on page 18 that you expect that the final development cost of your website will be $43,000 with your Use of Proceeds section on page 11. In addition, please revise your Use of Proceeds section to disclose that, if you do not raise the minimum amount in this offering, you intend to use $10,000 of the proceeds for website development and to borrow the remaining amount from your president or advise. Refer to Instruction 3 to Item 504 of Regulation S-K.

38. Please revise the second to the last paragraph on page 18 by removing the phrase "based on their experience and assessment of our requirements" as this seems to negate your earlier statement that the amount was "arbitrarily chosen" or advise.

39. Please revise the second sentence in the last paragraph on page 18 as it refers to a date in the past.

40. Please revise to disclose an estimate of the length of time it will take to commission a screenplay and to receive the completed screenplay. In addition, please disclose as to when you will make the film based off of a short film submitted on your website.

41. Please revise the last paragraph on page 18 to disclose the cost of purchasing the options to acquire two screenplays. In addition, if possible, please revise to disclose the costs associated with the activities described in the third sentence of second complete paragraph on page 19. For example, please disclose the costs of applying for grants, negotiating deals with distributors and forming limited liability companies.

42. Please revise the first sentence in the first complete paragraph on page 19 to clarify that by "literary properties" you are referring to the "existing screenplays" as opposed to the short films submitted on your website or advise.

43. We note your disclosure on page 11 regarding the cost of acquiring a digital camera. Please disclose when you intend to purchase the camera in this section.

44. Please revise the second sentence in the first complete paragraph on page 19 to remove the subjective terms as these do not help your investors understand the types of screenplays you intend to develop into full length motion pictures. For example, please remove the term "gripping" plot, "engaging" characters, and "inextricably" interwoven. Alternatively, please revise to clarify that you will attempt to select screenplays that you believe contain such features. Similarly, please tell us how you will identify a screenplay that will appeal to a mass audience and balance this disclosure by adding the disclosure that your sole employee has no experience identifying such screenplays.

45. Please revise to clarify what you mean by "synchronous" sound on page 19.

46. Please revise the last sentence in the first complete paragraph on page 19 to clarify the anticipatory nature of your proposed operations by revising the phrase "[w]e have not consider[ed]."

47. We note your disclosure in the second to the last paragraph on page 19 that the first part of pre-production costs will be approximately $12,000. However, in your Use of Proceeds section you disclose that you will spend only $10,000 in preproduction costs if you raise the minimum amount of proceeds in this offering. Please revise to disclose how your pre-production activities will change if you only raise the minimum amount of proceeds in this offering. In addition, please itemize the individual costs of pre-production by disclosing the cost of securing a recognizable actor or director and a co-producer, the cost of preparing a business plan for the film, a budget, preliminary shooting schedule and production board and the cost of finalizing the screenplay.

48. Please revise the fourth complete paragraph on page 19 to clarify what you mean by "production board."

49. Please revise to include the cost of completing pre-production, the cost of producing the movie, the cost of post-production. In addition, please itemize the cost of each significant step in pre-production, production and post-production.

50. Please revise to clarify what you mean by "principal photography" in the first complete paragraph on page 20.

Business, page 22

51. Please provide support to us for all of the industry data that you have included in this section. We note, for example, your statement that major studios control the distribution of films that are produced by independent studios, that major studios have adopted a policy of producing only a relatively small number of films each year, that the demand for filmed entertainment has increased and that small independent film companies have been established to fill the excess demand, that independent film production companies have brought increasing commercial success to the major studios that are distributing their films, that there is a consistent trend of high grossing independent films, that independent films that appeal to specialized audiences are regularly becoming high grossing and that there is an increasing demand for low-budget, independent films in both the international and domestic markets.

52. Please reconcile your disclosure on page 18 that any screenplay that you decide to develop must appeal to a mass audience with your disclosure in the first and second paragraphs on page 23 that suggests that you are going to seek "less general, more specific audiences" or advise.

53. Please reconcile your disclosure on pages 20 and 28 that you do not intend to make any films that cost more than $5,000,000 for production and post-production with your disclosure on pages 23 and 24 that you intend to produce and distribute films that will range between $75,000 and $100,000 in production costs.

The Digital Video Industry, page 23

54. Please revise your disclosure in the first sentence of this section to state it as a belief. In addition, please revise to remove the word "unprecedented" as this term is subjective.

55. Please provide support to us that consumer-priced DV has grown dramatically in capability allowing the capture of images of quality comparable to traditional 35-millimeter film production. In addition, please provide support to us for the statements regarding the other benefits of DV in the bullet points at the bottom of page 23 and in the first paragraph on page 24. Alternatively, revise to state as beliefs.

56. Please revise the last sentence in this section to state that it is your belief.

Motion Picture Development and Production, page 24

57. Please reconcile your disclosure on page 25 that you intend to limit production to less than one month with your disclosure on page 20 that you intend to limit principal photography of your motion pictures to a total of three months or advise.

The DVD Industry, page 26

58. Please revise to update or remove the industry information compiled by Digital Entertainment Group based on data from the Consumer Electronics Association in the second, third and fourth paragraphs of this section.

DVD Production, page 26

59. Please revise your plan of operation to include a timeline and budget for your plans to set up your own DVD duplication facility, for developing an online store, for developing individual Internet sites for each film that you produce and for implementing a targeted online marketing campaign to draw visitors to your website or advise.

The Internet Industry, page 27

60. Please revise to reconcile your disclosure on page 37 that you believe that with a proper marketing campaign your Internet sites can develop into an effective means to distribute your motion pictures with you disclosure on page 20 that, "if you bypass theatrical distribution and attempt to release your films directly to pay cable or home video, [you] will probably not generate enough revenues to become profitable."

Our Philosophy, page 28

61. Please reconcile your disclosure on page 29 that you expect your website to be fully operational by January 31, 2012 with your disclosure on page 18 that you expect your website to be fully operational by January 1, 2012.

62. Please revise to clarify what you mean by "employ a flexible strategy" in the first sentence in the second paragraph on page 29.

63. Please reconcile your disclosure in the last paragraph on page 29 that you will attempt to find a distributor that has the ability to secure bookings for the exhibit of the film on satisfactory terms, your disclosure on page 30 that you plan to produce films that will generate substantial box office receipts and your disclosure on page 30 that your films will be suitable for domestic and international theatrical exhibition, pay cable, network and syndicated television with your disclosure on page 27 that your plan is sell DVDs of your film on the Internet to avoid traditional methods of film distribution such as theatrical release, video rental and television.

64. Please revise to remove the terms "extremely selective," "high degree," "substantial" box office receipts, "strict" control "fiscally conservative" and "consistent" on page 30 as these terms are subjective.

Feature Film Production, page 30

65. Please revise the first sentence of this section and the first sentence in the third paragraph to state as beliefs.

66. We note that the third sentence in the first paragraph of this section states that many production companies follow the procedure discussed in the paragraph. Please either revise to state as a belief or provide us with materials that substantiate the statement.

67. Please revise to reconcile your statement on page 30 that you intend to hire accomplished actors or directors that appeal to the major markets and your disclosure on page 32 that you intend to employ talented and established professionals with experience in the industry with your disclosure on page 23 that you intend to use an amateur talent pool and that you intend to produce movies geared to any specialized audience that you believe can be effectively targeted.

68. Please revise to clarify what you mean by "built-in-break-even levels," "ancillary distribution revenue" and "commercial requirements of the picture."

Financing Strategy, page 31

69. Please revise to clarify what you mean by "film package."

70. Please reconcile your disclosure in the last sentence of the first paragraph of this section that you do not intend to sell shares of your capital stock to finance the production of any film with your disclosure on page 29, that you may use grants of stocks or options to obtain commitments by a recognizable actor or director.

71. We note your disclosure in the last paragraph of this section that you may you use some of the proceeds of this offering that are allocated to movie production to be used as an advance payment to secure the services of a star actor. Please revise to clarify that you are referring to the proceeds allocated for pre-production as your Use of Proceeds section does not have any funds allocated for production or advise.

Distribution Arrangements, page 31

72. We note your disclosure on page 32 regarding the risk of doing business abroad. Please add this disclosure to your risk factors section or explain why this is not necessary.

Competition, page 32

73. We note your disclosure on page 32 that you will be producing your films in Canada. Please add this to your Summary of Our Offering section.

Intellectual Property Rights, page 32

74. We note your disclosure on page 33 regarding picture piracy and the risks described in the last two paragraphs of this section regarding the difficulties of protecting films from being copied. Please revise to add a risk factor in your Risk Factors section that discusses such risks or tell us why this is not necessary. In addition, please revise to add risk factors in your Risk Factors section that discuss the risks disclosed in the fourth paragraph of your Censorship section and in the Labor Laws section on pages 34 and 35 or tell us why this is not necessary.

Management, page 35

75. Please revise your disclosure on page 35 to provide quantitative information to clarify what you mean by "active" in the film entertainment industry and "several" television shows, commercials and motion pictures as these words are subjective.

76. We note your disclosure on page 35 that Mr. Nagy "received a diploma" in film direction from Los Angeles City College in 1993. Please revise to clarify what you mean by "received a diploma." For example, disclose whether Mr. Nagy receive a degree in film direction.

Conflicts of Interest, page 37

77. We note your disclosure on page 37 that your sole officer will devote time to projects that do not involve your company. Please advise as to whether your sole officer's projects will be in your industry. To the extent that these projects will be in the film industry, please disclose here and discuss in your risk factors section.

Description of Securities, page 40

78. Please revise to remove the statements that your shares of common stock are "fully paid and non-assessable" and that the shares of common stock that are the subject of this offering, "when issued, will be fully paid for and non-assessable" as these are legal conclusions that the company is not qualified to make. Alternatively, please attribute these statements to counsel and file counsel's consent to be named in this section.

Certain Transactions, page 41

79. Please revise to add the disclosure from page 10 of the registration statement that if Mr. Nagy advances more than $30,000, the amount exceeding the $30,000 will be reduced to a promissory note and repaid to Mr. Nagy from revenues generated by you. Please revise to describe the terms of such promissory notes. In addition, please disclose the due date for the advances by Mr. Nagy in the amount of $35,434 and any interest on this amount.

Balance Sheet

Significant Accounting Policies, Website Development Costs, and Due to Director, pages F-6 to F-8

80. We note your disclosure in Note 3 indicating that a payable of $35,434 was issued to the sole director of the Company and principal shareholder for website development costs valued at $20,434, and legal expenses valued at $15,000. Furthermore, you indicate that the website development costs "have been capitalized when acquired and installed". Please tell us and revise your disclosure to indicate how these website development costs were acquired, whether the website development costs paid by Mr. Nagy were paid in cash, or, in the alternative, how you determined their value. Please note that if the assets received in this transaction were not valued at the related party owner's historical cost basis in the assets, please explain in detail why you believe the valuation used for these assets was appropriate. As outlined in ASC 805-50-15 through 30, transfers of assets between entities under common control should generally be recognized at their carrying amounts in the accounts of transferring entity at the date of the transfer.   Please advise or revise your financial statements accordingly. We may have further comment upon reviewing your response.

81. Also, given your lack of operating revenues since your inception, please explain in detail how you evaluated your recorded investment in these website development costs for potential impairment during the period ended March 31, 2011. As part of your response and your revised disclosures, please explain both the method and significant assumptions used in your impairment analysis and provide us with the results of this analysis. We may have further comment upon review of your response.

Signatures, page 55

82. Please revise to have your registration statement signed by persons in the capacity of principal executive officer, principal financial officer and either controller or principal accounting officer. Refer to the Instructions to Form S-1.

Exhibit 5.1

83. Please have counsel remove opinion numbers 3, 4, 5 and 6 as the opinion should speak as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable.

Other

84. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

85. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Via E-mail
        Conrad C. Lysiak, Esq.
        The Law Office of Conrad C. Lysiak, P.S.